Exhibit 4.10

PLEDGE AGREEMENT

THIS PLEDGE AGREEMENT (the “Pledge Agreement”) is made and executed as of the 19th day of March, 2019, by and among (1) Ben Zion Katz, an Israeli citizen, identification card number 64425671, (2) Tirza Sima Katz, an Israeli citizen, identification card number 30531263, and (3) Ayelet Aya Hayak, an Israeli citizen, identification card number 27888379, as pledgors (each, a “Pledgor”) and B.O.S. Better Online Solutions Ltd., an Israeli company, company registration number 52-004256-5, with its registered office at 20 Freiman St., Rishon Lezion POB 198, 75101, Israel, as pledgee (“BOS”).

WHEREAS, the Pledgors are owners of 130 Ordinary Shares, par value NIS 1.00 each (the “Pledged Shares”), of Imdecol Ltd., a private Israeli company, company registration number 51-268769-0, with its registered office at 11 Amal St. Rosh Ha’ayin 4809239, Israel (the “Company”) constituting 100% of the issued and outstanding shares of the Company; and

WHEREAS, BOS and the Company have entered into that certain Loan Agreement dated March 14th, 2019 (the “Loan Agreement”); and

WHEREAS, a condition for the provision of the loan under the Loan Agreement is that the Pledgors grant BOS, as security for the Secured Obligations (as defined below), a first degree fixed pledge over the Pledged Shares; and

WHEREAS, the Pledgors agree, as security for the Secured Obligations, to create in favor of BOS such first degree fixed pledge over all of the Pledged Shares in accordance with the terms of this Pledge Agreement.

NOW, THEREFORE, IT IS AGREED AS FOLLOWS:

1.	The Preamble to this Pledge Agreement constitutes an integral part hereof. All capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such terms in the Loan Agreement. In addition, in this Pledge Agreement:

“Derivative Assets” means:

(a)	shares, options, warrants or other securities of the Company;

(b)	cash; or

(c)	any other asset or right,

in each case, distributable, accruing, offered, issued or deriving at any time, by way of dividend, bonus, redemption, exchange, substitution, conversion, consolidation, subdivision or otherwise attributable to any of the Pledged Shares or the Pledged Rights.

“Pledged Assets” means the Pledged Shares, the Pledged Rights and the Derivative Assets, and to the extent not included in the foregoing, all present and future rights to compensation, indemnity, insurance proceeds, warranty or guarantee accruing to any Pledgor by reason of the loss of, damage to or expropriation of, or any other event or circumstance with respect to, such Pledged Assets and any and all proceeds, products and benefits deriving from such Pledged Assets, including, without limitation, those received upon the sale or other disposition of such Pledged Assets and any property into which such Pledged Assets are converted, whether cash or non-cash.

“Pledge Law” means the Israeli Pledges Law, 5727-1967, and the regulations promulgated thereunder, as amended from time to time.

“Pledged Rights” means all present and future claims, title, rights or interests of each Pledgor in relation to any Receivables and all rights of each Pledgor as shareholder in the Company, whether under law or under the constitutional documents of the Company.

“Receivables” means any and all present and future receivables, claims or monies regardless of the nature thereof (including without limitation, principal, interest, default interest, fees, commissions, expenses, costs and indemnities) in any currency, whether actual or contingent, owed jointly or severally, or in any other capacity whatsoever, and whether subordinated or not, owed from time to time by the Company to any Pledgor in its capacity as a shareholder of the Company (including payments payable by the Company to any Pledgor under any shareholder loan or capital note, whether subordinated or not).

“Secured Obligations” means all present and future obligations and liabilities (whether actual or contingent or in any capacity whatsoever) of the Company to BOS under the Loan Agreement, together with all costs, charges and expenses incurred by BOS, in connection with the protection, preservation or enforcement of its rights under the Loan Agreement and/or under this Pledge Agreement.

“Security Period” means the period beginning on the date of this Pledge Agreement and ending on the date upon which BOS confirms in writing to the Pledgors its satisfaction that the Company is not under any obligation (whether actual or contingent) to BOS under the Loan Agreement and the Secured Obligations have been unconditionally and irrevocably paid and discharged in full.

2.	Security

2.1.	Each of the Pledgors, as a continuing security for the full and punctual discharge and performance of all the Secured Obligations, hereby pledges (or as the case may be, assigns, by way of charge) in favor of BOS by way of a first degree fixed pledge and charge, unlimited in amount, over the Pledged Assets (the “Pledge”).

3.	Perfection

In order to secure the rights of BOS in respect of the Pledged Assets, the Pledgors hereby jointly and severally undertake:

3.1.	concurrently with the execution of this Pledge Agreement, provide BOS for registration of the Pledge with the Israeli Pledges Registrar Registration Forms No. 1 under Regulation 5(a) of the Pledge Regulations (Registration and Review Procedures), 5754-1994, in such forms, as required and acceptable for filing with the Israeli Pledges Registrar for the perfection and the registration of the Pledge, and deliver to BOS an original certificate of registration of the Pledge upon receipt;

3.2.	promptly following the first request of BOS, to take all steps as the BOS may reasonably require so that the Pledge created hereunder shall be valid and binding against other creditors of the Pledgors and to execute and/or deliver to BOS any amendment of, or supplement to, this Pledge Agreement and any other documents as BOS shall require for this purpose;

3.3.	forthwith upon the execution of this Pledge Agreement, to deliver to BOS: (i) the irrevocable instructions letter from the Pledgors to the Company notifying the Company of this Pledge Agreement, and the restriction on transfers of the Pledged Assets in the form attached hereto as Annex A, duly signed by the Pledgors; and (ii) the acknowledgment and undertaking of the Company, duly signed by the Company; and

3.4.	on the date of signing of this Pledge Agreement, to enter the following annotation in respect of the Pledged Shares on the shareholders registry of the Company: “the 130 ordinary shares of Imdecol Ltd. of nominal value NIS 1.00 each, and registered in the name of (1) Ben Zion Katz , an Israeli citizen, identification card number _64425671, (2) Tirza Sima Katz, an Israeli citizen, identification card number 30531263, and (3 Ayelet Aya Hayak, an Israeli citizen, identification card number 27888379, are pledged in favor of B.O.S. Better Online Solutions Ltd a by way of first degree fixed pledge, pursuant to the Pledge Agreement dated March 14th, 2019 as amended from time to time” and to provide BOS with a certified copy of such annotated shareholders registry.

4.	Release of Security

Upon the earlier of (1) the “Closing” as such term is defined in that Certain Asset Purchase Agreement by and between BOS and the Company dated as of even date hereof, or (2) the end of the Security Period; at the request of the Pledgors, BOS shall promptly execute and provide the Pledgors with all documents necessary in order to release the Pledge created under this Pledge Agreement.

5.	Continuing Security

The Pledgors, jointly and severally, declare and agree that:

5.1.	the security interests created by this Pledge Agreement shall remain in full force and effect as continuing security for full and punctual discharge and performance of the Secured Obligations and shall remain in force notwithstanding any settlement of account, any intermediate payment or discharge in whole or in part or any other act, event or matter whatsoever and shall be released and discharged only after the end of the Security Period.

5.2.	BOS will not be bound to enforce any of the other rights under any of the Loan Agreement before enforcing any of the security interests created by this Pledge Agreement.

6.	Covenants

The Pledgors jointly and severally undertake:

6.1.	not to: (a) sell, assign, transfer or otherwise dispose of any part of the Pledged Assets and not to grant any right therein; or (b) create any pledge, charge, lien or other encumbrance over, or permit the creation of, any such security interest, in any manner, over the Pledged Assets, without the prior written consent of BOS.

6.2.	to take all action deemed necessary or appropriate by BOS, in its reasonable commercial judgment, to maintain all of its security interests and rights over the Pledged Assets in full force and effect.

6.3.	to furnish to BOS from time to time upon its request statements and schedules further identifying and describing the Pledged Assets and such other reports in connection with the Pledged Assets as BOS may reasonably request, in reasonable detail.

6.4.	to prevent the Company from issuing any additional shares, or any other equity securities (including but not limited to debt securities which are convertible into or exchangeable for equity securities) without its prior written consent.

6.5.	to pass the required resolutions of the Company to amend the constitutional documents of the Company in order that they do not restrict or limit in any way BOS’s right to enforce this Pledge Agreement and transfer the Pledged Shares.

6.6.	and hereby acknowledges that (a) they shall not have any rights under Section 13(b) of the Pledge Law or any other statutory provisions in substitution therefor, and any prepayment or prior discharge of the Secured Obligations shall be made strictly in accordance with the terms of the Loan Agreement; and (b) Section 7(b) of the Pledge Law shall not apply.

7.	Representations and Warranties

The Pledgors hereby jointly and severally represent that:

7.1.	the Pledged Shares constitute all of the issued and outstanding shares of the Company. Each Pledged Share was validly issued, is fully paid or credited as fully paid. The Pledged Shares confer upon their holder the right to receive not less than 100% of all dividends distributed by the Company to its shareholders, and not less than 100% of the remaining assets of the Company after all its debts and obligations have been discharged in the event of winding up and to cast not less than 100% of all votes entitled to be cast by all shareholders of the Company;

7.2.	subject only to this Pledge Agreement, and without derogating from the provisions of the Loan Agreement, the Pledgors have, and at all times during the Security Period will have, good and marketable title to, and are entitled, and at all times during the Security Period will be entitled to the entire legal and beneficial ownership of the Pledged Assets free from any lien, pledge or charge and, subject to the foregoing, no other person has any legal or beneficial interest (or any right to claim any such interest) in the Pledged Assets and the Pledgors have not received notice of any such claim;

7.3.	they waive and shall have no claim on the Company as a result or in connection with the enforcement of this Pledge Agreement;

7.4.	except for applicable law, there is no limitation in any agreement which the Pledgors are a party to, which restricts the creation of a pledge and charge over the Pledged Shares; and

7.5.	the Pledgors have the complete power and authority to create the Pledge, in accordance with the provisions hereof.

8.	Default and Enforcement

BOS shall be entitled to (a) take all acts that it shall see fit for the collection of the Secured Obligations and (b) realize the Pledge (in accordance with the provisions contained herein) upon the occurrence of an Event of Default (as defined under the Loan Agreement) and in any case of any breach of this Pledge Agreement (each an “Event of Default”), including the realization and/or sale of the Secured Assets, in whole or in part, whether by the appointment of a receiver and/or by the execution office and/or by realization of its rights under Section 20 of the Pledge Law and/or by the courts and/or by any other method as BOS shall see fit, and to apply the proceeds thereof on account of the Secured Obligations, in whole or in part, all without BOS first being required to realize any other guarantee or collateral or other securities, if such be held by BOS.

9.	Power of Attorney

The Pledgors hereby irrevocably appoint BOS, at any time after the occurrence of an Event of Default, as its true and lawful attorney, with full power of substitution, in respect of this Pledge Agreement, to act, in the Pledgors’ names and on their behalf and at the Pledgors’ expense in order to do any such act, including, without limitation, to sign in the name of the Pledgors any and all documents, as may in the sole discretion of BOS be necessary in order to secure the rights of BOS against third parties in respect of the security interests contemplated by this Pledge Agreement pursuant to the terms hereof.

10.	Indemnity

The Pledgors shall forthwith on demand indemnify BOS against any loss or liability incurred as a consequence of the exercise, or attempted or purported exercise, or the consideration of the exercise, by or on behalf of BOS of any of the rights or powers of BOS or any other action taken by or on behalf of BOS with a view to or in connection with the recovery by BOS of the Secured Obligations from the Pledgors or the carrying out of any other act or matter which BOS or any other person or entity acting on its behalf may consider to be necessary for the preservation of the Pledged Assets.

11.	Miscellaneous

11.1.	Jurisdiction; Service of Process. Any dispute arising under or with respect to this Pledge Agreement shall be resolved exclusively in the appropriate court in Tel-Aviv, Israel.. The Pledgor agrees that the documents which are filed in connection with any proceedings in relation to this Pledge Agreement, and any other documents required to be served in connection with those proceedings, may be served on it by being delivered to the Company, or to such other address in Israel as the Pledgors may specify by notice in writing to BOS. Nothing in this paragraph shall affect the right of BOS to serve process in any other manner permitted by applicable law.

11.2.	Successors and Assigns. Without prejudice to the provisions of Section 11.3, the provisions hereof shall inure to the benefit of, and be binding upon, the successors and permitted assigns of the parties hereto.

11.3.	Assignment. Except as otherwise expressly stated to the contrary herein, the Pledgors may not assign or transfer any of their rights or obligations hereunder without BOS’s prior written consent and any such assignment or attempted assignment without BOS’s prior written consent shall be void and of no force or effect. BOS may transfer or assign any right or obligation under this Pledge Agreement without the Pledgors’ prior written consent.

11.4.	Notices. All notices and other communications required or permitted hereunder to be given to a party to this Pledge Agreement shall be in writing and shall be sent by facsimile or mailed by registered or certified mail, postage prepaid, or by electronic mail, or otherwise delivered personally or by courier, to the following addresses:

(a)	if to the Pledgors - c/o Imdecol Ltd., 11 Amal St. Rosh Ha’ayin 4809239, Israel – to the attention of the CEO and the Major Shareholder, or by fax to: ___________, or by email to: ___________;

(b)	if to BOS - to 20 Freiman St., Rishon Lezion POB 198, 75101, Israel – to the attention of the CEO and the CFO or by fax to: ___________or by email to: ___________,

or to such other address, or to the attention of such other person, as any party shall notify the other party in writing as above provided. Any notice sent in accordance with this clause shall be deemed delivered (i) if mailed, two (2) business days after mailing, (ii) if sent by courier, upon delivery, and (iii) if sent via facsimile or electronic mail, upon transmission and electronic confirmation of receipt, or - if transmitted and received on a day which is not a business day - on the first business day following transmission and electronic confirmation of receipt.

11.5.	Amendment; Waiver. Any term of this Pledge Agreement may be amended and the observance of any term hereof may be waived (either prospectively or retroactively and either generally or in a particular instance) only with the written consent of the parties hereto. No delay or omission to exercise any right, power, or remedy accruing to any party upon any breach or default under this Pledge Agreement, shall be deemed a waiver of any other breach or default theretofore or thereafter occurring. All remedies, either under this Pledge Agreement or by law or otherwise afforded to any of the parties, shall be cumulative and not alternative.

11.6.	Entire Agreement. This Pledge Agreement constitutes the full and entire understanding and agreement among the parties with regard to the subject matters hereof and thereof. The preamble, exhibits and schedules hereto shall be deemed part of this Pledge Agreement.

11.7.	Counterparts. This Pledge Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original but all such counterparts together shall constitute one and the same instrument. Delivery of signatures via electronic means (include pdf files) shall have the same effect as the delivery of original signatures.

11.8.	Headings. Section headings herein are included for convenience of reference only and shall not constitute a part hereof for any other purpose or be given any substantive effect.

11.9.	Severability. In case any provision in or obligation hereunder shall be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions or obligations, or of such provision or obligation in any other jurisdiction, shall not in any way be affected or impaired thereby.

11.10.	Survival of Representations and Warranties. All representations and warranties made herein shall survive the execution and delivery hereof.

11.11.	Expenses. Without derogating from the provisions contained herein, the Pledgors shall pay for the expenses incurred in connection with the preparation, filing, perfection and removal of the Fixed Charge pursuant to this Pledge Agreement.

[Signature Page to Follow]

IN WITNESS WHEREOF, this Pledge Agreement has been executed by the parties hereto as of the date first above written.

B.O.S. BETTER ONLINE SOLUTIONS LTD

By:	/s/ Yuval Viner /s/ Eyal Cohen
Title:	CO-CEO
Name:	Yuval Viner Eyal Cohen

/s/ Ben Zion Katz

Ben Zion Katz

/s/ Ayelet Aya Hayak

Ayelet Aya Hayak

/s/ Tirza Sima Katz

Tirza Sima Katz

Annex A

Irrevocable Instructions to Imdecol Ltd.

Date: March 19, 2019

To: Imdecol Ltd. (the: “Company”)

Dear Sirs,

Further to the Pledge Agreement dated March 14th, 2019 (the “Pledge Agreement”) and made among (1) Ben Zion Katz, an Israeli citizen, identification card number 64425671, (2) Tirza Sima Katz, an Israeli citizen, identification card number 30531263, and (3) Ayelet Aya Hayak, an Israeli citizen, identification card number 27888379, as pledgers (the “Pledgor”), and B.O.S. Better Online Solutions Ltd, an Israeli company, company registration number 52-004256-5, as pledgee (“BOS”), pursuant to which we have created in favor of BOS a first degree fixed pledge and assignment over the Pledged Assets (as defined in the Pledge Agreement) (the “Pledge Agreement”), we hereby irrevocably instruct you and notify you as follows, to the extent permitted under applicable law:

1.	not to register any transaction which in any way conflicts with the Pledge Agreement;

2.	to promptly notify BOS of any resolution passed or any application filed for the winding-up, dissolution, administration or court supervised management of the Company’s affairs, or written notice from a third party of any intention to do so, or any creditors’ or shareholders’ arrangement or for the appointment of a receiver, manager or administrator over Company’s assets (including any act, proceedings or applications for the appointment of a receiver, liquidator or similar officer with respect to the Pledged Assets or any part thereof);

3.	to notify BOS of any enforcement of security by the levying of any attachment on the Pledged Assets, in which case you shall forthwith notify the attaching party of the Pledge Agreement in favor of BOS and take at your expense, immediately and without delay all such measures as are required for discharging such attachment;

4.	not to issue any shares, securities, or rights in connection with the share capital (including but not limited to debt securities which are convertible into equity securities) without BOS’s prior written consent; and

5.	to register the following annotation in respect of the Pledged Shares in the shareholders registry of the Company: “the 130 ordinary shares of Imdecol Ltd. of nominal value NIS 1.00 each, and registered in the name of (1) Ben Zion Katz, an Israeli citizen, identification card number 64425671, (2) Tirza Sima Katz, an Israeli citizen, identification card number 30531263, and (3) Ayelet Aya Hayak, an Israeli citizen, identification card number 27888379, are pledged in favor of B.O.S. Better Online Solutions Ltd a by way of first degree fixed pledge, pursuant to the Pledge Agreement dated March 14th, 2019 as amended from time to time”.

6.	These instructions are irrevocable and shall not be amended, revoked or cancelled without the written consent of BOS.

7.	These instructions shall automatically terminate upon the expiration of the Security Period.

Capitalized terms utilized herein but not otherwise defined shall have the meaning ascribed to them in the Pledge Agreement.

Please acknowledge receipt of these instructions by signing the acknowledgement on the enclosed copy letter and returning the same to us at ________________ marked for the attention of ____________.

Yours faithfully,

/s/ Ben Zion Katz	/s/ Ayelet Aya Hayak
Ben Zion Katz	Ayelet Aya Hayak

/s/ Tirza Sima Katz
Tirza Sima Katz

cc: B.O.S. Better Online Solutions Ltd.

Imdecol Ltd. hereby acknowledges receipt of these Irrevocable Instructions to Imdecol Ltd. and agrees with the Pledgors and BOS to abide by them unless and until instructed otherwise by BOS.

IMDECOL LTD.

By:	/s/ Ben Zion Katz	By:	/s/ Hayak Ayelet
Title:	CTO	Title:	CEO
Name:	Ben Zion Katz	Name:	Hayak Ayelet